Elizabeth R. Hughes	(703) 760-1649	erhughes@venable.com

January 24, 2007
Mr. John Reynolds
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	China Healthcare Acquisition Corp.
Amendment No. 4 to Registration Statement on Form S-1
Filed December 27, 2006
File No. 333-135705
     Dear Mr. Reynolds:
     We are in receipt of your letter dated January 9, 2007 providing comments on the referenced filing for China Healthcare Acquisition Corp. (the “Company”). The Company’s responses are set forth below and are keyed to the staff’s comment letter.
Cover Page
1.	Please disclose the identity of the affiliate who may purchase shares in the private placement transaction. If such affiliate is not specifically known, then identify such affiliate by type of entity and/or by relationship to the principal. We may have further comment.

Mr. Jack Kang will purchase the warrants directly.
Proposed Business, page 36
Sources of Target Businesses, page 38
2.	Please incorporate your response to comment six of our letter dated December 21, 2006 into the body of the prospectus.

We have made the requested revisions on pages 18 and 50.

Mr. John Reynolds
January 24, 2007

     We trust that the foregoing is responsive to the staff’s comments. The Company wishes to proceed with its offering as promptly as possible and would like to be able to price the offering early next week. Consequently, we request that the staff review Amendment No. 5 as promptly as possible.

Very truly yours, Elizabeth R. Hughes

cc:	Alwin Tan
Scott Bass
Arthur Marcus, Esq.